Exhibit (a)(5)(E)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: OTHER CIVIL

X

CRYSTAL YOUNG, Individually and on Behalf of All Others Similarly Situated,	: :	File Number
	:	Judge
:
Plaintiff,	:
	:	DIRECT SHAREHOLDER CLASS
	:	ACTION COMPLAINT FOR BREACH OF
	:	FIDUCIARY DUTIES
vs.	:
ev3 Inc., DANIEL J. LEVANGIE, JOHN K. BAKEWELL, JOHN K. BAKEWELL, JEFFREY B. CHILD, RICHARD B. EMMITT, DOUGLAS W. KOHRS, JOHN L. MICLOT, ROBERT J. PALMISANO, THOMAS E. TIMBIE, ELIZABETH H. WEATHERMAN, COVIDIEN GROUP S.a.r.l., and COV DELAWARE CORPORATION,
	: : : :	JURY TRIAL DEMAND
:
:
:
:
Defendants.
X

INTRODUCTION
     1. Plaintiff Crystal Young, individually and on behalf of all others similarly situated, respectfully brings this direct shareholder class action for breach of fiduciary duties on behalf of the public shareholders of ev3 Inc. (“ev3” or the “Company”) against the herein-named defendants.
     2. This is a stockholder class action brought by Plaintiff on behalf of the public holders of ev3 Inc. (“ev3” or the “Company”) common stock seeking to enjoin certain actions of the Defendants in connection with the proposed acquisition (“Acquisition”) of ev3 by an affiliate of global healthcare products company Covidien Group S.a.r.l. (“Covidien”). On June 1, 2010, ev3 announced that the Company and Covidien had entered into a definitive merger agreement (“Agreement”), pursuant to which Covidien will commence a tender offer no later than June 15, 2010 to purchase all of the outstanding shares of ev3 common stock for $22.50 per share in cash, followed by a second-step merger. As described herein, the director defendants of ev3 have breached their fiduciary duties in connection with the Acquisition by, among other things, failing to maximize shareholder value.
     3. Indeed, the Acquisition appears designed to simply provide ev3’s largest shareholder, private equity firm Warburg, Pincus Equity Partners LP (“Warburg Pincus”), holding approximately 24% of ev3’s outstanding common stock, the ability to cash out of its substantial ev3 stock holdings en mass, which it would otherwise not have been able to do on the open market without driving the Company’s stock price down significantly.
     4. Furthermore, the tender offer is coercive because the Defendants have not provided sufficient information to ev3’s shareholders to enable them to make an informed decision about whether to tender their shares in connection with the tender offer and proposed Acquisition.
     5. The tender offer is likely to expire in the next few months. This action seeks equitable relief only.

     6. In short, the Acquisition is designed to unlawfully divest ev3’s public stockholders of their holdings without providing them the maximized value to which they are entitled, and without all material facts concerning the proposed Acquisition and the value of their shares. Defendants know that these assets will continue to produce substantial revenue and earnings.
PARTIES
     7. Plaintiff is and at all material times hereto has been a holder of ev3 common stock.
     8. Defendant ev3 is a Delaware Corporation, with its headquarters located at 9600 54th Avenue North, Suite 100, Plymouth, MN 55442-2111. ev3 stock is publicly traded on the NASDAQ exchange under the ticker “EVVV.” ev3 is an endovascular company that focuses on identifying and treating peripheral vascular disease, including lower extremity arterial disease and neurovascular disease. The Company develops, manufactures, and markets a range of products that include, among other things, stents, atherectomy plaque excision products, thrombectomy and embolic protection devices, percutaneous transluminal angioplasty balloons, and other procedural support products for the peripheral vascular market. The Company markets its products in the United States, Europe, Canada, and Australia through a direct sales force; and through distributors in other international markets. According to the Company’s May 7, 2010 quarterly report filed with the U.S. Securities and Exchange Commission (“SEC”), there were over 113 million shares of ev3 outstanding as of April 28, 2010.
     9. Defendant Daniel J. Levangie (“Levangie”) is and at all material times hereto has been a Director of ev3. Levangie currently serves as Chairman of the Board, and from July 2006 to October 2007, served as the President, Surgical Products Division, and as an Executive Vice President and director of Cytyc Corporation, a leading provider of surgical and diagnostic products targeting women’s health and cancer, since July 2006. Levangie is also a member of the board of directors of Dune Medical Devices Ltd. and HyperMed, Inc., both privately held medical device companies.
     10. Defendant John K. Bakewell (“Bakewell”) is and at all material times hereto has been a Director of ev3. Bakewell also currently serves as Executive Vice President and Chief Financial Officer of RegionalCare Hospital Partners, Inc., a privately-held owner and operator of hospitals in non-urban settings, and serves on the board of directors of Keystone Dental, Inc., a privately-held dental implant medical device company.
     11. Defendant Jeffrey B. Child (“Child”) is and at all material times hereto has been a Director of ev3. Child was elected to the Board in connection with the Company’s merger with FoxHollow Technologies, Inc. Child currently serves on the board of directors of AMERIGROUP Corporation, a multi-state managed healthcare company.
     12. Defendant Richard B. Emmitt (“Emmitt”) is and at all material times hereto has been a Director of ev3. Emmitt was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 in June 2005. Since 1989, Emmitt has been a General Partner of The Vertical Group, L.P., an investment management and venture capital firm focused on the medical device industry. Emmitt currently serves on the board of directors of American Medical Systems Holdings, Inc., a publicly held company, as well as BioSET, Inc., ENTrigue Surgical, Inc., Galil Medical, Inc., Incumed, Inc., Tepha, Inc. and Tornier B.V. (Dutch), all privately held companies.
     13. Defendant Douglas W. Kohrs (“Kohrs”) is and at all material times hereto has been a Director of ev3. Kohrs previously served as a director of ev3 from June 2005 until October 2007. Kohrs is the President and Chief Executive Officer of Tornier B.V., a privately held global orthopedic company. Prior to joining Tornier B.V., Kohrs served as Chief Executive Officer of American Medical Systems Holdings, Inc. from April 1999 until January 2005, and served on the board of directors of American Medical Systems Holdings from 1999 to May 2006. Kohrs is a member of the board of directors Tornier B.V. and The Institute for Health Technology Studies (lnHealth), a not-for-profit medical device research organization.
     14. Defendant John L. Miclot (“Miclot”) is and at all material times hereto has been a Director of ev3. Miclot is currently the President and Chief Executive Officer of CCS Medical. Miclot currently serves on the board of directors of publicly held Wright Medical Group, Inc. and several private companies, including CCS Medical.
     15. Defendant Robert J. Palmisano (“Palmisano”) is and at all material times hereto has been a Director of ev3. Palmisano also serves as ev3’s President and Chief Executive Officer. Previously, Palmisano served as President and Chief Executive Officer of IntraLase Corp., a company engaged in the design, development and manufacture of laser products for vision correction, from April 2003 to April 2007, when IntraLase was acquired by Advanced Medical Optics, Inc. Palmisano serves on the board of directors of Osteotech, Inc., a publicly held company, Bausch & Lomb Incorporated and LenSx Lasers, Inc., both privately held companies, and is a member of the Board of Trustees for Providence College in Providence, Rhode Island.
     16. Defendant Thomas E. Timbie (“Timbie”) is and at all material times hereto has been a Director of ev3. Timbie served as a Vice President of ev3 from April 2005 until June 2005 and as ev3’s Interim Chief Financial Officer from January 2005 until April 2005. Timbie was a member of the board of managers of ev3 LLC from March 2004. Since 2000, Timbie has been the President of Timbie & Company, LLC, a financial consulting firm that he founded. Timbie currently serves on the board of directors of American Medical Systems Holdings, Inc. and Wright Medical Group, Inc., both publicly held companies.
     17. Defendant Elizabeth H. Weatherman (“Weatherman”) is and at all material times hereto has been a Director of ev3. Weatherman was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 in June 2005. Weatherman is a Managing Director of Warburg Pincus LLC and a member of the firm’s Executive Management Group. Weatherman joined Warburg Pincus’ health care group in 1988 and is currently responsible for the firm’s medical device investment activities. Weatherman currently serves on the board of directors of Bausch & Lomb, Inc. and Tornier B.V. (Dutch), all privately held companies.
     18. Defendant Covidien Group S.a.r.l. (“Covidien Group”) is a Luxembourg company that is a leading global healthcare products company and manufactures, distributes and services a diverse range of industry-leading product lines in three segments: Medical Devices, Pharmaceuticals and Medical Supplies. In 2009, Covidien had revenue of $10.7 billion.
     19. Defendant COV Delaware Corporation (“COV-Del”) is a Delaware corporation and a vehicle through which the Defendants seek to effectuate the merger.
     20. The Defendants named in ¶¶9-17 are sometimes collectively referred to herein as the “Individual Defendants” or the “Board.”
JURISDICTION AND VENUE
     21. Jurisdiction is proper in this District because Defendant ev3 is headquartered in and regularly transacts business within Hennepin County, or Defendants have committed torts within Hennepin County, or solicit business in Hennepin County or should reasonably expect the acts to have consequences in Hennepin County and derive substantial revenue from interstate or international commerce.
     22. Venue is proper in this District because, inter alia, ev3’s principal place of business is in Hennepin County, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in Hennepin County.

CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action individually and as a class action on behalf of all holders of ev3 stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.
     24. This action is properly maintainable as a class action under Minnesota Rule of Civil Procedure 23.
     25. The Class is so numerous that joinder of all members is impracticable. There are over 113 million shares of ev3’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.
     26. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Acquisition;
          (b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Acquisition;
          (c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;
          (d) whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Acquisition by failing to disclose all material information upon which they are able to make an informed decision about whether to tender their shares;
          (e) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;
          (f) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and
          (g) whether ev3 and Covidien are aiding and abetting the wrongful acts of the Individual Defendants.
     27. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     31. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     32. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits themselves from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     33. In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of ev3, are obligated under applicable law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

     34. Defendants are also obliged to honor their duty of candor to ev3’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote or tender their shares.
     35. Plaintiff alleges herein that Defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of ev3. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their ev3 common stock in the proposed Acquisition.
     36. Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, candor and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.
SUBSTANTIVE ALLEGATIONS
     ev3’s Meteoric Potential
     37. ev3’s first quarter 2010 results speak for themselves. On April 29, 2010, the Company announced, inter alia, the following highlights in a press release:
ev3 Reports 2010 First Quarter Financial Results
First Quarter Net Sales Increase 23% to $123.9 million
First Quarter GAAP EPS Increases to $0.09
Cash and Cash Equivalents Increase to $116.8 Million

Full-Year 2010 Revenue and Earnings Guidance Increased
PLYMOUTH, Minn. — April 29, 2010 — ev3 Inc. (NASDAQ: EVVV), a global endovascular device company, today reported financial results for its fiscal first quarter and updated financial guidance for 2010. ev3’s net sales totaled $123.9 million in the first quarter of 2010 compared to $100.4 million in the same quarter of the prior year. Excluding $2.9 million of positive impact due to foreign currency exchange rates, net sales increased 21% versus the prior year quarter.
* * *
Robert Palmisano, president and chief executive officer of ev3 Inc., commented, “We achieved another quarter of significant sales growth in both our neurovascular and peripheral vascular segments that outpaced market growth rates in U.S. and international markets. Our neurovascular segment, which grew 44% in the first quarter compared to the prior year quarter, reflects the broad penetration we are making across our entire product line and the positive response to the international launch of our Pipeline Embolization Device and Solitaire FR Revascularization Device for ischemic stroke.”
Palmisano continued, “I am especially pleased by the 13% sales growth we saw in our peripheral vascular segment during the quarter, which was led by an outstanding performance from our U.S. sales organization and the launch of our TurboHawk Plaque Excision System, TrailBlazer Support Catheter and new PowerCross PTA balloon.”
ev3’s GAAP net income for the first quarter of 2010 was $9.9 million, or $0.09 per diluted share, compared to a net loss of $(1.8) million, or $(0.02) per diluted share, in the first quarter of 2009. Non-GAAP adjusted net income in the first quarter of 2010 was $22.3 million, or $0.20 per diluted share, compared to adjusted net income of $7.1 million, or $0.07 per diluted share, in the first quarter of 2009.
Cash and cash equivalents totaled $116.8 million as of the end of the first quarter of 2010, an increase of $18.8 million compared to the end of the fourth quarter of 2009.
Palmisano concluded, “Operationally, this was another very strong quarter for ev3. In addition to sales growth, we continue to emphasize gross margin improvement and profitability as our primary objectives, so I was very pleased to see sequential quarter gross margin expansion of 50 basis points to 76.4%. We will continue to focus on improving execution, driving manufacturing efficiencies and increasing leverage.”
     38. These strong first quarter 2010 results came on the heels of similarly strong results for the fiscal year 2009. In a February 18, 2010 release, the Company described its 2009 successes as follows:
ev3 Reports 2009 Fourth Quarter and Full-Year Financial Results and 2010
Guidance

Fourth Quarter Net Product Sales Increase to $126.8 million; 16% Constant
Currency Growth
Fourth Quarter GAAP EPS Reaches $0.12
Cash and Cash Equivalents Increase to $98.1 Million
PLYMOUTH, Minn. — February 18, 2010 — ev3 Inc. (NASDAQ: EVVV), a global endovascular device company, today reported financial results for its fiscal fourth quarter and full-year of 2009 and its financial guidance for 2010. ev3’s net sales totaled $126.8 million in the fourth quarter of 2009 compared to $106.1 million in the same quarter of the prior year, which included $0.5 million of research collaboration revenues from our former agreement with Merck & Co., Inc. that was terminated on July 22, 2008. Fourth quarter of 2009 net product sales increased 20% to $126.8 million versus the prior year net product sales, excluding the Merck research collaboration revenue. Excluding $3.9 million of positive impact due to foreign currency exchange rates, net product sales increased 16% versus the prior year quarter. Fourth quarter of 2009 included four fewer selling days than in the same quarter of the prior year.
* * *
For the year ended December 31, 2009, ev3’s net sales increased 6% to $449.1 million compared to $422.1 million for the year ended December 31, 2008. Full-year 2008 net sales included $19.9 million of research collaboration revenues from our former agreement with Merck. Full-year 2009 net product sales of $449.1 million increased 12% versus the prior year net product sales. Changes in foreign currency exchange rates had a negative impact of approximately $6.7 million on full-year 2009 net sales compared to 2008.
Robert Palmisano, president and chief executive officer of ev3 Inc., commented, “Our performance in the fourth quarter reflects continued sales expansion across both our peripheral vascular and neurovascular businesses. Notably, the strong performance in our neurovascular segment and international business, which grew 41% and 36%, respectively, in the fourth quarter compared to the prior year quarter underscores the increased market penetration we have achieved with our Axium coils and Onyx liquid embolic. We are also pleased with the initial European physician response to our Pipeline Embolization Device to treat large and wide-neck aneurysms.”
Palmisano commented further, “In our peripheral vascular business, we achieved record sales worldwide and in the U.S, where we continue to improve our sales force execution and productivity. We are encouraged by the 19% increase we saw in our plaque excision sales during the fourth quarter, which was driven by the launch of our new TurboHawk system for treating above-the-knee calcified lesions.”
ev3’s GAAP net income for the fourth quarter of 2009 was $13.0 million, or $0.12 per diluted share, compared to a net loss of $(291.1) million, or $(2.78) per diluted share, in the fourth quarter of 2008. Non-GAAP adjusted net income in the fourth quarter of 2009 was $25.7 million, or $0.23 per diluted share, compared to adjusted net income of $7.9 million, or $0.08 per diluted share, in the fourth quarter of 2008. Please refer to the non-GAAP reconciliation table in this release for the calculation of adjusted net income and adjusted earnings per share.
The company’s GAAP net income for the fiscal year ended December 31, 2009 was $41.9 million, or $0.38 per diluted share, compared to a net loss of $(335.6) million, or $(3.22) per diluted share for the year ended December 31, 2008. ev3’s non-GAAP adjusted net income was $66.8 million, or $0.61 per diluted share, compared to adjusted net income of $9.9 million, or $0.09 per diluted share, for the year ended December 31, 2008. Please refer to the non-GAAP reconciliation table in this release for the calculation of adjusted net income and adjusted earnings per share.
Cash and cash equivalents totaled $98.1 million as of the end of the fourth quarter of 2009, an increase of $17.5 million compared to the end of the third quarter of 2009.
Palmisano concluded, “We continue to emphasize profitability and cash generation as well as positive product sales growth as our primary objectives, so I was very pleased to see sequential quarter gross margin expansion of 130 basis points to 75.9%. We see additional opportunities to drive profitability throughout 2010 by improving our sales execution and further leveraging our cost structure. We are confident that we have the right strategic programs in place to position ev3 for future success.”
     39. ev3’s stock chart exemplifies the Company’s tangible rise to the range of share prices ev3’s stock holders were experiencing before the onset of the global recession:

The Proposed Acquisition of the Company
     40. Despite the uniform market recession that took place from mid-2007 until early this year, ev3 has been trading substantially higher than the Dow Jones and S&P:
     41. All indications are that ev3’s share price is steadily poised to continue climbing.
     42. Yet, Defendants want to give this Company away at a steal to Covidien and its affiliate, just so Warburg Pincus, who controls nearly one-quarter of ev3’s outstanding common stock, can dump its shares en mass, which it otherwise would not be able to do on the open market.
     43. That is, on June 1, 2010, the Company — through the Individual Defendants — announced the Acquisition to the public via several SEC filings and a concomitant press release which stated:

Covidien Announces Definitive Agreement to Acquire ev3 Inc.
•	Adds significant scale to vascular platform with strong market positions

•	Provides broad product portfolio and robust pipeline in high-growth market segments

•	Leverages global infrastructure, physician education and training expertise
Dublin, Ireland and Plymouth, MN — June 1, 2010 — Covidien plc (NYSE: COV) and ev3 Inc. (NASDAQ: EVVV) today announced that they have signed a definitive merger agreement under which Covidien will acquire all of the outstanding shares of ev3 Inc. for $22.50 per share in cash, for a total of $2.6 billion, net of cash acquired. This transaction further accelerates Covidien’s strategy of building a world-class vascular platform addressing high-growth markets and positions Covidien to become a leading endovascular player, with strong positions in both the peripheral vascular and neurovascular markets.
“The acquisition of ev3 will enable Covidien to significantly expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons, neurosurgeons, interventional cardiologists and interventional radiologists,” said Richard J. Meelia, Chairman, President and CEO of Covidien. “With its broad product portfolio, clinical expertise and call-point synergies with our existing vascular franchise, ev3 will be an important addition to our innovative vascular intervention products.”
“We believe this transaction will provide truly unique opportunities and will create value for both companies’ stockholders, patients and employees,” said Robert Palmisano, President and CEO of ev3. “We will be able to advance our broad platform of peripheral vascular and neurovascular technologies with a leading global healthcare products company that shares our vision of delivering breakthrough and innovative medical solutions for improved patient outcomes. In addition, this combination will provide the opportunity for further innovation to support endovascular market growth and procedure penetration worldwide, while our employees will be afforded the opportunity to be part of a larger organization with greater depth of resources for sustained success in our industry.”
     44. Put simply, the Defendants are attempting to benefit from a temporary downturn in the markets and deprive ev3 shareholders of the true value of their shares, as the Acquisition substantially undervalues ev3.
     45. In addition, the tender offer is coercive because of several material omissions from Defendants, which deprive ev3 shareholders of the ability to make a voluntary tender of their shares in connection with the tender offer and proposed Acquisition.

     46. Specifically, Defendants have failed to disclose whether any committee of independent directors was formed to evaluate strategic alternatives for ev3, and, if not, the reasons why. This information is critically important to ev3 shareholders because the Board is currently made up of a majority of interested directors, most of whom are affiliated and tangled-up with Warburg Pincus or with each other, thus having substantial conflicts of interest in connection with the Acquisition.
     47. Accordingly, without complete and adequate disclosure regarding this issue, among others, no ev3 shareholder can make an intelligent, ration decision as whether to tender their shares or not.
     48. Likewise, the Agreement provides that ev3 may be required to pay Covidien a termination fee of $83,650,522, including if it accepts a superior acquisition proposal. This penalty unduly binds ev3 to the Agreement and hinders any competing, superior offers for the Company.
     49. Additionally, with the “no solicitation” provision in the Agreement, the Agreement further unduly binds the Company to the Acquisition and prevents the Individual Defendants from maximizing shareholder value by prohibiting the Company from soliciting alternative business proposals. Inter alia, the so-called “no solicitation” provision provides:
     Section 6.03. Board Recommendation; Acquisition Proposals.
     (a) Subject to Section 6.3(b), 6.3(e) and 6.3(f), the Company and its Subsidiaries will not, and will use best efforts to cause their respective Representatives not to, directly or indirectly, from the Agreement Date until the Share Acceptance Time or, if earlier, the termination of this Agreement in accordance with Article VIII (i) initiate, solicit, or knowingly encourage or facilitate, or participate or engage in any negotiations, inquiries or discussions with respect to any Acquisition Proposal, (ii) in connection with any actual or potential Acquisition Proposal, disclose or furnish any nonpublic information or data to any Person concerning the Company’s business or properties or afford any Person other than the Parent or its Representatives access to its properties, books, or records, except as required by a governmental demand for information, (iii) enter into or execute, or propose to enter into or execute, any agreement relating to an Acquisition Proposal, or (iv) approve, endorse, recommend or make or authorize any statement, recommendation, or solicitation in support of any Acquisition Proposal or any offer or proposal relating to an Acquisition Proposal other than with respect to the Offer, the Merger or the Transactions (other than any confidential statement, recommendation or solicitation by and among the Company, the Company Board and their Representatives); provided, however, that notwithstanding anything to the contrary herein, the Company may refer any third party to this Section 6.3. The Company will, and will direct its Representatives to, cease immediately and cause to be terminated all discussions and negotiations that commenced prior to the Agreement Date regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.
CAUSES OF ACTION
COUNT I
Claim for Breach of Fiduciary Duties
(Against the Individual Defendants)
     50. Plaintiff repeats and realleges each allegation set forth herein.
     51. Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of ev3 and have acted to put the interests of Covidien and Warburg Pincus ahead of the interests of ev3’s shareholders.
     52. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in ev3.
     53. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of ev3 because, among other reasons, they failed to:
•	fully inform themselves of the market value of ev3 before entering into the Agreement;

•	act in the best interests of the public shareholders of ev3 common stock;

•	maximize shareholder value;

•	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

•	act in accordance with their fundamental duties of good faith, due care and loyalty.
     54. By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     55. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.
     56. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the tender offer and proposed Acquisition are enjoined by the Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.
     57. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
     58. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT II
Breach of Fiduciary Duty of Candor
(Against the Individual Defendants)
     59. Plaintiff repeats and realleges each allegation set forth herein.
     60. The Individual Defendants were and are under a duty to make sure that ev3’s shareholders are provided full and complete disclosure concerning important matters which a reasonable stockholder would deem important under the circumstances.
     61. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of their ability to make an informed decision as to whether to tender their shares in connections with the tender offer and proposed Acquisition.
     62. ev3 shareholders will, if the proposed Acquisition is consummated, be deprived of the opportunity to make an educated and informed decision concerning whether to tender their shares in favor of the Acquisition.
     63. By reason of the foregoing acts, practices and course of conduct, Defendants have acted in a willful, wanton and reckless manner in failing to exercise their fiduciary obligations toward Plaintiff and the other ev3 public stockholders.
     64. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive adequate and complete disclosure regarding the proposed Acquisition.
     65. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the proposed Acquisition and cause irreparable harm of the Class, as aforesaid.
     66. Plaintiff and the Class have no adequate remedy at law.

     67. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants. Plaintiff counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
COUNT III
Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty
(Against Defendants ev3, Covidien Group and COV-Del)
     68. Plaintiff repeats and realleges each allegation set forth herein.
     69. Defendants ev3, Covidien Group and COV-Del are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of ev3.
     70. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the ev3 shareholders by failing to:
•	fully inform themselves of the market value of ev3 before entering into the Agreement;

•	act in the best interests of the public shareholders of ev3 common stock;

•	maximize shareholder value;

•	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

•	act in accordance with their fundamental duties of good faith, due care and loyalty.
     71. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants ev3, Covidien Group and COV-Del, which, therefore, aided and abetted such breaches via entering into the Agreement with Covidien.

     72. Defendants ev3, Covidien Group and COV-Del had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the ev3 shareholders.
     73. Defendants ev3, Covidien Group and COV-Del rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the ev3 shareholders.
     74. As a result of ev3, Covidien Group and COV-Del’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     75. As a result of the unlawful actions of Defendants ev3, Covidien Group and COV-DelC, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for ev3’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants ev3, Covidien Group and COV-Del are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.
     76. Plaintiff and the other members of the Class have no adequate remedy at law.
     77. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants ev3, Covidien Group and COV-Del. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
JURY TRIAL DEMAND
     The Plaintiff hereby demands trial by jury on all issues so triable

PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;
     C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing the tender offer and consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to i) obtain the highest possible value for shareholders, and ii) provide all material disclosures to shareholders with which they are able to make informed decisions about whether to tender their shares in connection with the tender offer and Acquisition;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of ev3’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;
     E. Rescinding, to the extent already implemented, the Agreement or any of the terms thereof;
     F. Implementation of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
     G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: June 7, 2010	REINHARDT, WENDORF & BLANCHFIELD GARRETT D. BLANCHFIELD, JR. (#209855)

Garrett D. Blanchfield
E-1250 First National Bank Bldg. 332 Minnesota St. St. Paul, MN 55101 Telephone: 651/287-2100 651/287-2103 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP STUART A. DAVIDSON JONATHAN M. STEIN CULLIN A. O’BRIEN 120 East Palmetto Park Road, Suite 500 Boca Raton, FL 33432 Telephone: 561/750-3000 561/750-3364 (fax)
MURRAY, FRANK & SAILER LLP BRIAN P. MURRAY 275 Madison Ave., Suite 801 New York, NY 10016 Telephone: 212/682-1818

JAMES M. ORMAN 1845 Walnut Street, 15th Floor Philadelphia, PA 19103 Telephone: 215/523-9280 Attorneys for Plaintiff and the Class

ACKNOWLEDGEMENT
     The undersigned hereby acknowledges that sanctions, including costs, disbursements and reasonable attorney fees may be awarded pursuant to Minn. Stat. § 549.211 to the party against whom the allegations in this pleading are asserted.

GARRETT D. BLANCHFIELD